February 26, 2020

J. Michael Hansen
Chief Financial Officer
Cintas Corporation
6800 Cintas Boulevard
P.O.Box 625737
Cincinnati, Ohio 45262

       Re: Cintas Corporation
           Form 10-K for the Fiscal Year Ended May 31, 2019
           Filed July 26, 2019
           File No. 000-11399

Dear Mr. Hansen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing